Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 22, 2015, Integrys Energy Group, Inc. (“Integrys”) posted the following Q&A sheet to Integrys’ transaction website:

Integrys Energy Group, Inc.
Share Exchange & Misc. Shareholder
Q&A

TERMINATION OF STOCK INVESTMENT PLAN:

Q1:	When the merger closes, what will happen to the shares that I hold in the Stock Investment Plan and/or dividend reinvestment plan/DRIP/DRP?

A:	Under the terms of the merger agreement with Wisconsin Energy, the Stock Investment Plan (Plan) will be terminated effective June 10, 2015, prior to the merger effective date. Once the Plan is terminated, no further purchase right under the Stock Investment Plan will be granted to Plan participants. The employee payroll deduction for share purchases will be stopped prior to the merger effective date.

We will deliver to you book-entry (direct registration) shares for any whole shares credited to your account under the Plan. We will make a cash payment for any fractional shares credited to your account under the Plan. The Plan administrator, American Stock Transfer, will roll-up all of the fractional shares for all Plan participants and sell the accumulated full shares in the open market. The sale price obtained in the open market is used to determine your cash payment in lieu of fractional shares.

Q2:	Why is the Stock Investment Plan being terminated?

A:	Under the terms of the merger agreement with Wisconsin Energy, the company is required to terminate the Stock Investment Plan prior to the close of the merger. In order to meet this requirement and to provide Plan participants with timely notice, the Plan is being terminated effective June 10, 2015.

Q3:	As an employee of the company, I am able to purchase company stock without a commission through the Stock Investment Plan. This is a benefit of being an employee of the company. If you agreed not to change employee benefits for one year; how is it possible that you are discontinuing payroll deduction for the purposes of purchasing shares without a commission?

A:	The Stock Investment Plan is not considered to be an employee benefit plan. See the Benefits page of PowerNet for more information on our employee benefit plans. We are required to terminate the Stock Investment Plan under the terms of the merger agreement with Wisconsin Energy. In addition, please see Q&A 4 and Q&A 5 regarding your option to join Wisconsin Energy’s Stock Plus Investment Plan following the merger effective date.

Q4:	When the Stock Investment Plan is terminated, how will this affect the shares held in my ESOP?

A:	The termination of the Stock Investment Plan is separate and distinct from the ESOP, and the termination of the Stock Investment Plan will have no effect on the shares you hold in your ESOP.

Q5:	I currently reinvest my dividends to purchase additional shares of Integrys common stock. Will I have that option with the new company, WEC Energy Group?

A:	Similar to the way that you are used to reinvesting your dividends through our Stock Investment Plan, Wisconsin Energy offers their Stock Plus Investment Plan. The Stock Plus Investment Plan provides a convenient way to purchase WEC stock and reinvest dividends. You will have the option to join Wisconsin Energy’s Stock Plus Investment Plan.

If you have questions on the Wisconsin Energy Stock Plus Investment Plan, please contact Computershare Shareowner Services at 800-558-9663 for assistance.

Q6:	I purchase shares of stock through payroll deduction. Will WEC’s Stock Plus Investment Plan allow me to purchase company stock through payroll deduction?

A:	No. However, an automatic investment option is available. Under this option, you may elect to have funds withdrawn from your checking or savings account at a qualified financial institution once a month for investment in the plan as optional cash investments.

Q7:	If the Stock Investment Plan will terminate on June 10, 2015, will my June 19, 2015 dividend still be reinvested?

A:	Under the terms of the merger agreement, the Stock Investment Plan will be terminated effective June 10, 2015, prior to the merger effective date. Dividend reinvestment occurs through the Stock Investment Plan. As a result, the June 19, 2015 dividend will be paid in cash to shareholders. No shares will be reinvested.

Q8:	I received your letter stating that the Integrys Stock Investment Plan (Plan) will terminate effective June 10, 2015. What do I need to do prior to June 10?

A:	You are not required to take any action at this time. The May 14, 2015 notice regarding the Plan termination was sent to provide you with timely notice of the Plan termination. If you plan to perform any transactions under the Plan, you should do so prior to June 3 in order to ensure that your transactions settle by June 10.

Q9:	Does this mean that I will lose my shares once you terminate the Integrys Stock Investment Plan (Plan)?

A:	No, you will not lose your shares. Your shares will be delivered to you in book-entry (direct registration) form for any whole shares credited to your account under the Plan. We will make a cash payment for any fractional shares credited to your account under the Plan. The Plan administrator, American Stock Transfer, will mail you a Direct Registration System (DRS) statement which will outline the number of whole shares you hold. After the merger is complete, the exchange agent, Computershare, will send you instructions regarding how to receive the merger consideration.

Q10:	I received your letter stating that the Integrys Stock Investment Plan (Plan) will terminate effective June 10, 2015. Where do I send my stock certificates?

A:	Please do not send your stock certificates anywhere until the exchange agent, Computershare, directs you to do so in connection with the receipt of your merger consideration. Pending receipt of the requisite regulatory approvals, the merger with Wisconsin Energy is expected to close later this summer. Shortly after the merger closes, Computershare will send you an Exchange Form. Your completed Exchange Form and stock certificates should be returned to Computershare at that time.

Q11:	As an Integrys shareholder, what will I receive when the merger closes?

A:	For each Integrys share you own, you will receive both the stock and cash portions of the merger consideration, as outlined below.

For each Integrys share you own, you will receive:

●	1.128 Wisconsin Energy shares, and
●	$18.58 in cash.

The following example outlines the merger consideration that will be received by a shareholder that owns 50 shares of Integrys stock:

●	50 Integrys shares x 1.128 = 56.4 Wisconsin Energy shares
●	50 Integrys shares x $18.58 = $929 cash payment

Please note that, in lieu of fractional Wisconsin Energy shares, you will receive a cash payment.

Q12	I understand that I will receive Wisconsin Energy stock and some cash in exchange for my Integrys shares. Can I reinvest the cash portion into Wisconsin Energy stock to avoid incurring the tax consequences?

A:	After the merger closes and you receive your merger consideration (1.128 WEC shares and $18.58 cash per share for each Integrys share), you can choose to invest it back into Wisconsin Energy stock either through the Wisconsin Energy Stock Plus Investment Plan or through your bank, broker, nominee or other fiduciary. However, you will still incur the tax consequences as outlined in the Joint Proxy Statement, dated October 14, 2014 (a copy can be found at http://www.integrysgroup.com/transaction/proxy.pdf). For a full understanding of all tax consequences resulting from the merger transaction, please review the Joint Proxy Statement, and consult with your tax advisor.

Q13:	How do I estimate my potential capital gains tax implications?

A:	For the cash part of the exchange, Integrys shareholders typically will recognize capital gain up to the amount of gain that is built into the Integrys stock at the time of the exchange. Capital gain is potentially taxed at favorable tax rates if the stock was held for more than a year, or taxed at ordinary tax rates if the stock was held for a year or less.

In addition, Integrys shareholders who receive cash in lieu of fractional shares of Wisconsin Energy stock will be treated as if they sold their fractional shares and will generally recognize capital gain (or loss) in an amount equal to the difference between the amount received with respect to such fractional share, and the tax basis allocated to such fractional share.

The actual tax rates and tax consequences will depend on the individual circumstances and the type of Integrys shareholder, how long they have held the stock, etc.

Integrys shareholders should review the Joint Proxy Statement, dated October 14, 2014 (a copy can be found at http://www.integrysgroup.com/transaction/proxy.pdf), for a summary of certain tax consequences of the transaction and should consult their tax advisors for a full understanding of all the tax consequences of this transaction to them.

Q14:	After my Integrys shares are exchanged for that of Wisconsin Energy, how do I set up dividend reinvestment?

A:	Similar to the way that you are used to reinvesting your dividends through our Stock Investment Plan, Wisconsin Energy offers their Stock Plus Investment Plan. Computershare will provide you with instructions on how to join Wisconsin Energy’s Stock Plus Investment Plan. Further details about the enrollment process will be provided once they are known.

Q15:	My Integrys shares are currently held by the plan administrator, American Stock Transfer. I do not want my shares to go to Computershare. What are my options?

A:	You have the option to transfer your registered shares to a personal brokerage account. If you do so, you will be known as a “beneficial” shareholder. All that means is that your bank, broker, nominee, or other fiduciary holds your shares on your behalf. You will still receive the merger consideration. The only difference is that your bank, broker, nominee, or other fiduciary will exchange your shares for shares of Wisconsin Energy, and send you your cash payment. If you choose this option, we suggest that you transfer your shares prior to June 10, 2015. Any questions about the process should be directed to American Stock Transfer at 800-236-1551.

SHARE EXCHANGE:

Q1:	How do I exchange my book (direct registration) shares that were previously held in the Stock Investment Plan and/or dividend reinvestment plan/DRIP/DRP?

A:	Computershare has been appointed to act as the exchange agent for the payment of the merger consideration (1.128 WEC shares and $18.58 cash per share for each Integrys share). The exchange agent will distribute written instructions to all Integrys shareholders of record shortly after the merger close. The written instructions will detail the steps that need to be completed in order to receive the merger consideration. If you only hold Direct Registration System (DRS) shares, those shares will automatically be exchanged for WEC shares and your cash payment.

Shareholders will also be provided with the option to join Wisconsin Energy’s Stock Plus Investment Plan.

Q2:	If the Stock Investment Plan is terminated prior to the merger close, how will you ensure that my shares will be exchanged?

A:	After the Plan administrator, American Stock Transfer, terminates the Stock Investment Plan on June 10, 2015, a book-entry stock account will be established for all participants in the Plan. Once the book-entry stock account is established, the plan administrator will mail a Direct Registration System (DRS) statement which will outline the number of shares held in the book-entry stock account. Shareholders will then be able to transfer their shares to a personal brokerage account and/or hold them until the merger is completed.

If you only hold DRS shares, the exchange agent, Computershare will automatically exchange your Integrys shares for shares of WEC Energy Group, and the cash payment will be made.

If you hold certificated shares, Computershare will provide you with an Exchange Form which must be completed and returned, together with your stock certificates. After the required documents and stock certificates are returned to Computershare, the Integrys shares will be exchanged for shares of WEC Energy Group, and the cash payment will be made.

Q3:	For stock certificates in my possession, will WEC stock certificates be mailed to me along with payment?

A:	The exchange agent, Computershare, will provide shareholders holding certificated shares with an Exchange Form which must be completed and returned to Computershare, together with their stock certificates. After the required documents and Integrys stock certificates are returned to Computershare, the Integrys shares will be exchanged for shares of WEC Energy Group, and the cash payment will be made. The exchanged shares will be issued in DRS form, unless a paper stock certificate is requested.

Q4:	What happens if I don’t exchange my shares of Integrys for shares of WEC Energy Group?

A:	Once the merger is effective, Integrys shareholders will cease to have any rights with respect to their Integrys shares, except the right to receive the merger consideration. This means that until an executed Exchange Form is submitted to the exchange agent, or to your bank, broker, nominee or other fiduciary, all dividend payments or other distributions with a record date after the merger effective date and time will be held until Integrys shares are exchanged. There may also be other consequences, such as escheatment of the merger consideration and any accrued dividends.

Q5:	My shares of Integrys stock are held in a brokerage account. What will happen to them when the merger closes?

A:	If your Integrys shares are held with a bank, broker, nominee or other fiduciary, your bank, broker, nominee or other fiduciary will be responsible for exchanging your shares, and sending you the cash payment.

Q6:	Will the share exchange trigger any potential capital gains tax implications?

A:	Although the transaction is considered a tax-free “reorganization” for tax purposes, there may be some taxes owed to the extent that Integrys shareholders receive cash in the exchange.

●	For the cash part of the exchange, Integrys shareholders typically will recognize capital gain up to the amount of gain that is built into the Integrys stock at the time of the exchange. Capital gain is potentially taxed at favorable tax rates if the stock was held for more than a year, or taxed at ordinary tax rates if the stock was held for a year or less.
●	In addition, Integrys shareholders who receive cash in lieu of fractional shares of Wisconsin Energy stock will be treated as if they sold their fractional shares and will generally recognize capital gain (or loss) in an amount equal to the difference between the amount received with respect to such fractional share, and the tax basis allocated to such fractional share.

●	The actual tax rates and tax consequences will depend on the individual circumstances and the type of Integrys shareholder, how long they have held the stock, etc.
●	Integrys shareholders should review the Joint Proxy Statement, dated October 14, 2014 (a copy can be found at http://www.integrysgroup.com/transaction/proxy.pdf), for a summary of certain tax consequences of the transaction and should consult their tax advisors for a full understanding of all the tax consequences of this transaction to them.

Q7:	What is the cost basis for the WEC shares that I receive as part of the merger agreement?

A:	In general, the cost basis in Wisconsin Energy shares received in the transaction will equal the cost basis of Integrys shares that are exchanged, reduced by any cash received that does not give rise to capital gain, and reduced for adjustments related to fractional shares. Integrys shareholders should review the Joint Proxy Statement, dated October 14, 2014 (a copy can be found at http://www.integrysgroup.com/transaction/proxy.pdf), for a summary of certain tax consequences of the transaction, and should consult their tax advisors for a full understanding of all the tax consequences of this transaction to them.

Q8:	Can I get all Wisconsin Energy stock instead of some cash? If not, why not?

A:	No. Under the terms of the merger agreement, each share of Integrys stock will convert into some cash and some Wisconsin Energy stock. Integrys management and the Integrys Board of Directors each believe it is in the best interests of our shareholders to receive some Wisconsin Energy stock and some cash, in order to maximize the value received in the transaction.

Q9:	When will I receive the merger consideration?

A:	After the pending regulatory approvals have been received and the merger is effective, if you hold certificated shares, you will receive an Exchange Form from the exchange agent, Computershare. The merger consideration will be sent to you shortly after you send in your completed Exchange Form, along with any stock certificates.

If your shares are held via Direct Registration System (DRS) or through a bank, broker, nominee or other fiduciary, you will receive your merger consideration as promptly as possible after the merger is effective.

Q10:	You have directed us to contact our tax advisor for a full understanding of the tax consequences of the transaction. Do you have any other suggestions for those of us who do not have a tax advisor?

A:	Yes. There are other resources available to you such as internet-based cost basis calculation systems. One such system, Netbasis, is a fee-based service, provided by a third party, which you may find useful for calculating both cost basis and the related tax consequences for a transaction. Netbasis provides a cost basis calculation for your stock, which is automatically adjusted for corporate actions (i.e., mergers, spin-offs and stock splits) and dividend reinvestments.

Netbasis is not affiliated with Integrys, or its subsidiaries, and the content on the Netbasis website is not under Integrys' control. Integrys receives no compensation from, and neither endorses nor recommends, Netbasis versus other similar tax calculators. Integrys makes no representation or warranty as to the accuracy of any cost basis calculation made using Netbasis or the information on the Netbasis website. Integrys shall have no liability for any injury or damages you incur as a result of your use of information received from the Netbasis website.

ESOP:

Q1:	How will the cash portion of the merger consideration ($18.58 per share) be paid with respect to ESOP shares? Will the cash remain in our 401K / ESOP account as tax-deferred money, or is a taxable distribution going to occur?

A:	The ESOP Plan, as well as those legacy PEC 401(k) plans that have an Integrys stock fund, is a qualified retirement plan, so any changes to the underlying investments happen inside that specific plan. We do not anticipate any separate distribution outside the Plan that would result in a tax-consequence for anyone who is an active employee. The exchange of shares and the cash payment will occur inside the plan on the day of closing.

OTHER:

Q1:        Why has our stock price fluctuated?  Shouldn’t it be closer to the buyout price?

A:	A portion of the transaction value will be based on WEC’s stock price at the time of closing. What is fixed is the exchange ratio – 1.128 shares of WEC stock – plus $18.58 in cash for each Integrys share. Based on closing prices of WEC on June 20, 2014, the value of the deal for Integrys shareholders was $71.47. As the transaction close approaches, Integrys’ stock price should converge to the transaction value. However, this convergence will not occur evenly. Between now and closing, factors that may affect the difference between Integrys’ stock price and the stock portion of the transaction value are, among others, the length of time to closing, our dividend, WEC’s dividend, the cost of capital, and the probability of closing.

Q2:        Will you be paying a special dividend to Integrys shareholders?

A:	Subject to the approval of the Integrys Board of Directors, the last regular quarterly dividend is expected to be paid to Integrys shareholders in the quarter immediately preceding the merger effective date in accordance with Integrys’ normal quarterly dividend schedule. Subject to the approval of the Integrys Board of Directors, a daily dividend from the record date of Integrys’ last quarterly dividend until the day prior to the merger closing date will be payable to Integrys shareholders of record on the day prior to merger close. This dividend will be paid post-closing.

In addition, subject to the approval of the Wisconsin Energy Board of Directors, a daily dividend from the closing date of the merger until the next record date of Wisconsin Energy will be payable to shareholders of record of the combined company as of such record date.

Q3:        I have not received my proxy materials.  Is there a proxy vote in May?

A:	In light of the pending merger transaction with Wisconsin Energy, we are not planning to hold an Integrys annual shareholders meeting in May 2015. If the pending merger transaction has not closed by the August 2015 timeframe, we will plan to hold the annual shareholders meeting prior to the end of 2015.

Q4:	What is the difference between a registered shareholder and a beneficial shareholder?

A:	Registered shareholders maintain registration with us and hold their shares under their own name through our transfer agent and registrar, American Stock Transfer & Trust Company, LLC. Beneficial shareholders (shares held in “street name”) maintain registration with and hold their shares with a bank, broker, nominee or other fiduciary. If you are a beneficial shareholder, your bank, broker, nominee, or other fiduciary holds your shares on your behalf.

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.